December 7, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 3233

Attn:	Jennifer Monick, Assistant Chief Accountant Isaac Esquivel, Staff Accountant

Re:	Anworth Mortgage Asset Corporation Form 10-K for the Fiscal Year Ended December 31, 2015 Response Dated November 16, 2016 File No. 001-13709

Dear Ms. Monick:

Anworth Mortgage Asset Corporation, a Maryland corporation (“the Company”), is filing today via EDGAR this letter which responds to the subsequent comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed via EDGAR on February 26, 2016, as set forth in the Staff’s letter, dated December 5, 2016 (the “Comment Letter”), addressed to Mr. Charles J. Siegel, Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments and provided the response of the Company in bold immediately thereafter.

Consolidated Statements of Operations, page F-4

1.	We note your response to our prior comment 3. Given that a significant portion of your interest bearing liabilities continue to finance a significant portion of your interest earning assets, we continue to believe that you should use a net interest income presentation consistent with Article 9 of Regulation S-X. SAB Topic 11K notes that although Article 9 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the business of other registrants particularly with material lending and deposit activities.

Response:

The Company respectfully acknowledges the Staff’s comments. The Company will revise our consolidated statements of operations in future filings to use a net interest income presentation consistent with Article 9 of Regulation S-X.

Note 8. Fair Values of Financial Instruments, page F-23

2.	We note your response to prior comment 4. Please further revise your disclosure in future filings to describe the valuation technique(s) (e.g. matrix pricing, discount rate adjustment technique) used by pricing services and brokers to determine the fair value of your agency MBS, non-agency MBS and derivative instruments that are categorized within Level 2. Refer to ASC 820-10-50-2 (bbb).

Division of Corporate Finance

U.S. Securities and Exchange Commission

December 7, 2016

Page Two

Response:

The Company respectfully acknowledges the Staff’s comments. The Company will revise its disclosure in future filings to describe the valuation techniques used by pricing services and brokers to determine the fair value of our agency MBS, non-agency MBS and derivative instruments that are categorized within Level 2.

The Company also acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (310) 255-4416 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Sincerely,

/s/ Charles J. Siegel
Charles J. Siegel Chief Financial Officer Anworth Mortgage Asset Corporation

cc: Joseph Lloyd McAdams, Anworth Mortgage Asset Corporation